September 29, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Tara Harkins, Staff Accountant
Division of Corporation Finance

RE:	Verigy Ltd.
Form 10-K for the Year Ended October 31, 2009

File No. 000-52038

Ladies and Gentlemen:

On behalf of Verigy Ltd. (the “Company”), we are submitting this letter in response to the comment letter dated September 9, 2010 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the Year Ended October 31, 2009 filed December 21, 2009 (“Form 10-K”).

For your convenience, we have recited the Staff’s comment in bold type below, followed by our response.

Form 10-K for the Fiscal Year Ended October 31, 2009

Note 24. Segment & Geographic Information, page 103

1.	We note your response to prior comment 1, from our letter dated July 20, 2010. With a view towards understanding how your SOC and memory test product segments’ gross margin are converging, to the extent available, please provide to us your three year quarterly forecast plan by gross margin for each operating segment.

Securities and Exchange Commission

Re: Verigy Ltd.

September 29, 2010

RESPONSE:

On an annual basis, we complete a three year strategic plan (“SPR”) during the fourth quarter of each fiscal year. This plan includes quarterly and annual data for the upcoming fiscal year, but only annual data for the two subsequent fiscal years. Consistent with this approach, our most recent SPR, which was completed in the fourth quarter of fiscal year 2009, includes quarterly and annual data for fiscal year 2010, but only annual data for fiscal years 2011 and 2012. We are currently developing our three year SPR for fiscal years 2011 – 2013 and expect to finalize it in mid-October.

We wish to inform the Staff that, while our actual gross margin results for the current fiscal year were consistent with those projected per last year’s SPR which showed convergence by the fourth quarter of fiscal year 2010, more recent business factors and trends indicate that it is now unlikely that our memory test segment gross margins will converge in the time frame contemplated during the 2009 SPR process. Recent semiconductor industry analyst reports released in September 2010 have significantly lowered capital spending outlooks for semiconductor capital equipment growth rates for 2011. Some estimates now suggest an overall decline of 10% in 2011, compared to earlier projections of over 20% growth. This would, in our current view, delay our memory test recovery to the latter half of our fiscal year 2011. In addition, during the third quarter of fiscal year 2010, a major memory device manufacturer completed its acquisition of a significant memory customer. Based on recent discussions with this customer, we believe that the acquiring company intends to adopt an internal test strategy, which would significantly decrease our initial revenue projections for this customer.

As a result of these recent developments, we believe that our memory test products will continue to lag our SOC test products recovery and that gross margins will not converge in the fourth quarter of fiscal year 2010 as previously expected. Therefore, beginning with our fiscal year 2010 annual reporting cycle, it is likely that we will not be able to support the continued aggregation of our two operating segments into one reportable segment. As we approach conclusion of our SPR process, we would expect to conclude that disclosure of our two operating segments separately as two reportable segments in our Form 10-K for the year ended October 31, 2010 is appropriate.

Accordingly, in accordance with ASC 280-10-50-34, we expect to revise prior period segment data presented for comparative purposes to present the memory and SOC segments as separate reportable segments, in addition to our current disclosures of revenue by operating segment. In addition, although we have historically disclosed one reportable segment for external reporting purposes, our goodwill has been appropriately

Securities and Exchange Commission

Re: Verigy Ltd.

September 29, 2010

tested for impairment at the operating segment level which is where we have identified our reporting units. Therefore, we will continue to test at the operating segment level in the future and do not expect that disaggregation will have an impact on our future goodwill impairment testing, nor change prior results and conclusions of such testing.

2.	Further to the above, we note your response to prior comment 3 from our letter dated July 20, 1020. Please provide to us an updated historical quarterly analysis by operating segment that includes their gross margin results for the three months ended July 31, 2010.

RESPONSE:

Quarterly Gross Margins
Fiscal period ended	SOC Test Product Gross Margins	Memory Test Products Gross Margins	Percentage Point Difference
Q406	48.0%	43.2%	4.8 ppt
Q107	43.0%	46.0%	-3.0 ppt
Q207	47.0%	41.5%	5.5 ppt
Q307	47.1%	45.0%	2.1 ppt
Q407	50.3%	38.6%	11.7 ppt
Q108	49.2%	40.1%	9.1 ppt
Q208	50.8%	-0.6%	51.4 ppt
Q308	52.1%	1.1%	51.0 ppt
Q408 *	28.5%	-15.2%	43.6 ppt
Q109 *	36.3%	-26.2%	62.5 ppt
Q209	46.9%	26.3%	20.6 ppt
Q309	50.4%	5.1%	45.3 ppt
Q409	50.6%	17.9%	32.7 ppt
Q110	52.5%	38.6%	13.9 ppt
Q210	52.5%	19.2%	33.3 ppt
Q310	54.2%	-5.1%	59.3 ppt

*	Significant excess and obsolete charges taken during these quarters.

Securities and Exchange Commission

Re: Verigy Ltd.

September 29, 2010

3.	We note your response to prior comment 5 from our letter dated May 25, 2010 related to how your SOC and memory test segments have similar types or classes of customers for your products and services. We further note your response to prior comment 2 from our letter dated July 20, 2010 that you experienced the loss of a significant customer that filed for bankruptcy within your memory test system segment and that you also introduced a new memory test product within your memory test system segment. We finally note you have not discussed any similar types of events within your SOC segment. Giving consideration to paragraph 280-10-50-11 of the FASB Accounting Standards Codification, please address the following comments:

•	Explain to us if your customers purchase products from both segments or just from one segment.

RESPONSE:

Verigy sells advanced semiconductor test systems and solutions for a wide range of system-on-chip (SOC) test solutions and memory test solutions. Customers for both our SOC test systems as well as our memory test systems are comprised of companies in the semiconductor industry and include integrated device manufacturers (“IDM”), test subcontractors (“OSAT”) and fabless design companies. While there are a few customers who purchase products from both segments, in general our customers purchase products from only one segment. Our memory customers are more highly concentrated than our SOC customers. Memory applications tend to be more of a commodity product relative to SOC products. Thus, our memory customers tend to focus on cost as a differentiator in order to drive sales and profitability. This has led to continued consolidation in the market as customers attempt to drive cost reduction through scale efficiencies. Our SOC customers are less concentrated, as these customers can distinguish themselves through technology and innovation. Although prevalent, cost pressure is somewhat less a factor in terms of differentiation in the SOC market, and therefore the SOC customers are less concentrated and we have seen less consolidation relative to memory customers.

Securities and Exchange Commission

Re: Verigy Ltd.

September 29, 2010

•

Explain the factors that led to a customer in your memory test segment experiencing financial difficulties with no apparent similar experience in the SOC segment. Discuss whether customers in each of the two segments are similarly capitalized.

RESPONSE:

We believe that customers in each of the two segments are similarly capitalized. As previously described in our response dated June 9, 2010, customers for our SOC test systems, as well as our memory test systems, are comprised of companies in the semiconductor industry and include integrated device manufacturers, test subcontractors and fabless design companies. Most of our customers are large, established companies that are publicly traded. We regularly assess the creditworthiness of our customers and our collections experience has consistently been above average for the industry, with minimal bad debt write-offs for each segment.

•

It appears that the memory test segment relied significantly on one customer. Explain whether the SOC segment places significant reliance on one customer or if sales are distributed amongst multiple customers.

RESPONSE:

The semiconductor industry is highly concentrated in that a small number of semiconductor designers and manufacturers and subcontractors account for a substantial portion of the purchases of semiconductor test equipment and services. Consolidation in the semiconductor industry is increasing, especially in the memory market where customers compete based on cost differentiation. As a result of the concentration in the industry, our revenue typically consists of a relatively small number of customers in any given period. For example, for the year ended October 31, 2009, revenue from our top ten customers accounted for approximately 56.4% of our total net revenue, with one customer individually accounting for more than 10% of our total net revenue. Historically, we have had a more concentrated number of memory customers which generally purchased products in higher volume. Our SOC product customers have historically been more diversified since our SOC systems test a broader range of semiconductor devices and sales have generally been more distributed among multiple customers. As noted in our response above, the nature of customers for both SOC and memory segments are large established semiconductor companies which are publicly traded.

Securities and Exchange Commission

Re: Verigy Ltd.

September 29, 2010

•

We note that the introduction of a new product in the memory test segment resulted in a short-term negative impact. Discuss whether you have experienced similar trends in your SOC segment in connection with new product introductions.

RESPONSE:

Historically, neither SOC test products nor memory test products experienced such a significant negative short term impact due to a new product introduction. Typically, when a new product is announced, our customers delay purchases until the new products are introduced. However, the timing of the new product introduction in our memory test segment coincided with the cyclical and global economic downturn which further exacerbated the impact of the new product introduction. Customers significantly decreased their capital spending budgets and were not willing to purchase any new systems due to the fact that there was already excess capacity and low utilization of installed testers.

•

Discuss the product lifecycles for each of your SOC segment and your memory test segment. In this regard, discuss when you last introduced a new product in the SOC segment. As applicable, discuss why you introduced a new product memory test segment but did not introduce a new product within your SOC segment.

RESPONSE:

Our SOC and memory test systems have technical similarities and the development time and the life span of both product lines are similar, each ranging from 3 to 6 years. We provide a single scalable platform for testing each of the general categories of devices for which we offer test solutions. As part of our scalable platform strategy, we develop and offer new products that enhance performance and capability to our platforms. Our platform strategy provides our customer with a value proposition that enables our customers to broaden their test capabilities through the purchase of product enhancements without having to purchase a new test system.

Our SOC products include the V93000 Series platform, which is designed to test SOC, SIP and high-speed memory devices, as well as the V101 system. We introduced the V93000 Condor Enhancement in the third quarter of fiscal year 2010 and regularly release new products that enhance the performance and capability of our V93000 platform. We did not experience a significant decline in business after these product introductions. We also introduced the V101 platform in the third quarter of fiscal year 2009, which is designed to test micro-controller units and other low cost devices.

Securities and Exchange Commission

Re: Verigy Ltd.

September 29, 2010

Our memory test products include our V5000 and V6000 Series platforms. The V5000 Series platform tests flash memory and multi-chip packages containing single or multiple types of memory. We introduced the V6000 Series platform in the first quarter of fiscal year 2009, which was designed to test DRAM memory devices in addition to flash memory.

The difference between the SOC and memory product introductions is that the V6000 Series memory product introduction was a replacement of an existing platform providing added DRAM test functionality; whereas the V101 is a new platform directed towards low cost SOC and was not a replacement of an existing SOC product platform. Also as indicated above, while customers may delay purchases in connection with a new product introduction, we have not typically experienced any significant declines in purchases after any product releases related to our V93000 platform.

Securities and Exchange Commission

Re: Verigy Ltd.

September 29, 2010

•

Quantify the impact that each of the loss of the significant memory test customer and the timing of the introduction of your new memory test product had upon your memory test product segment’s quarterly gross margin from fiscal 2008 through fiscal 2010.

RESPONSE:

Although revenue decreased for both our test systems during the economic downturn, revenue for our memory test systems was more severely impacted due to the timing of the new memory test product introduction and the loss of a significant memory customer. Assuming a quarterly run rate similar to that achieved in fiscal year 2007, on average, we estimate that our gross margin would have been higher by 29 percentage points each quarter absent the loss of the significant memory test customer and their outsourced test partner, the timing of the introduction of our new memory test product as well as the impact of the economic downturn.

We estimate that our gross margin would have been higher by approximately 13 percentages points during the fourth quarter of fiscal year 2008 and 7 percentage points higher during the first quarter of fiscal year 2009 without the excess and obsolete charges related to the introduction of the new V6000 Series platform. Excess and obsolete charges were not material for the memory test products in all other years presented above.

4.	Further to the above, we note your disclosure on page 30 of your Form 10-Q for the period ended July 31, 2010 that you are experiencing significant growth in the sales of your SOC systems and that many customers are ramping up their manufacturing to high volume to meet high demand. Separately, you discuss continued weakness in the memory segment in part due to a large inventory of used memory systems in the market. You further state that you expect a rebound in the memory market in 2011. Based on these disclosures, we do not understand how the two operating segments meet the criteria for aggregation outlined in paragraph 280-10-50-11 of the FASB Accounting Standards Codification. Specifically, it appears that both the recent historical economic characteristics and the expected future economic characteristics through at least 2011 do not appear similar. Please explain how the two operating segments meet the aggregation criteria.

Securities and Exchange Commission

Re: Verigy Ltd.

September 29, 2010

RESPONSE:

At the end of fiscal year 2009 we completed our annual analysis to assess the appropriateness of aggregating our SOC test systems and memory test systems operating segments. Based on the historical results and our expectations for the next three fiscal years, including management’s expectations that memory test gross margins would improve and converge with SOC test gross margins by Q4 of fiscal year 2010, management reasonably believed that economic factors would be similar and aggregation appropriate. While our expectations about the timing of the memory test recovery did not materialize exactly as expected, we continue to believe that management’s judgment at the time to aggregate segments was reasonable. Our disclosure on page 30 of our Form 10-Q for the quarter ended July 31, 2010 was intended to highlight that the improvements we had expected in our memory test segment were taking longer than initially forecasted. We now expect that our memory test products will continue to lag our SOC test products recovery and that gross margins will not converge in the fourth quarter of fiscal year 2010 as previously expected. Therefore, beginning with our fiscal year 2010 annual reporting cycle, it is likely that we will not be able to support the continued aggregation of our two operating segments into one reportable segment. As a result, pending conclusion of our SPR process, we would expect to conclude that disclosure of our two operating segments separately as two reportable segments in our Form 10-K for the year ended October 31, 2010 is appropriate.

5.	We note your response to prior comment 6 from our letter dated July 20, 2010 and that you recently appointed a President and COO that will oversee all of your product lines. We further note that you are moving towards combining the SOC and memory test segments into one operating segment. With reference to paragraph 280-10-50-1(a) and 50-5 of the FASB Accounting Standards Codification, please explain to us the individual that is designated as your chief operating decision maker (CODM). Within your response, please explain to us if your CODM reviews separate operating results for your SOC and memory test segments to make decisions about resources to be allocated to each operating segment and assessing each operating segments’ performance.

RESPONSE:

Historically, our Chief Executive Officer has been designated as our CODM. Our CODM has access to and reviews separate operating results for our SOC and memory test segments. However many of the decisions made regarding allocation of resources have been done at a company-wide level rather than operating segment level as many of the resources are shared by both operating segments. For example, both test systems are

Securities and Exchange Commission

Re: Verigy Ltd.

September 29, 2010

substantially manufactured by our outsourced manufacturing partner, we sell both systems through a single internal sales force and have one strategic marketing plan, and we have the same set of technical resources and personnel to support both product lines.

We believe that our Chief Executive Officer will continue to be the CODM. While we have not yet determined the form or extent of operating results that our CODM will review in future periods for decision making purposes, we do not expect that there will be any significant changes to the form or extent of operating results reviewed by our CODM for decision making purposes during fiscal year 2011.

*        *        *

Securities and Exchange Commission

Re: Verigy Ltd.

September 29, 2010

The Company advises the Staff that it is aware of and acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 864-7531 or Margo Smith, Vice President and General Counsel, at (408) 864-7515 with any further comments or questions you may have. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the Form 10-K when the Staff’s review is complete.

Very truly yours,

/s/ Robert J. Nikl
Robert J. Nikl
Chief Financial Officer

cc:	Margo M. Smith, Verigy Ltd., Vice President and General Counsel